EXHIBIT 99.2

RADVISION's SCOPIA Elite MCU Receives 2009 Video Network Infrastructure Award

Industry Analyst Telepresence and Videoconferencing Insight Selects SCOPIA
Elite MCU with 1080p and H.264 Scalable Video Coding (SVC) for Prestigious Award

Press Release
Source: RADVISION(R) Ltd.
On Wednesday February 24, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that industry analyst Telepresence (TP) and Videoconferencing
(VC) Insight has named RADVISION's SCOPIA Elite MCU as a recipient of its Best Video Network Infrastructure Products of 2009 Awards.

RADVISION launched the SCOPIA Elite MCU Series at InfoComm in June 2009. SCOPIA Elite is the industry's first standards-based MCU delivering the combination of 1080p, 720p, and H.264 Scalable Video Coding (SVC). Utilizing the latest in DSP technology, SCOPIA Elite supports 1080p processing, telepresence connectivity, dynamic resource allocation, and individual video layouts for each participant yielding uncompromised high definition support. SCOPIA Elite is the centerpiece of the company's new and comprehensive SCOPIA V7.0 next generation conferencing solution.

The SCOPIA Elite MCU Series ranges from 10 to 30 ports of high definition (HD) Continuous Presence, providing a line of systems to suit a variety of applications and budgets. Each system can also deliver four times the capacity by utilizing SCOPIA Elite's X4 capacity option, maximizing capacity for mixed endpoint environments. If users connect at less than HD, the extra processing power is available for additional capacity. This flexible model with up to 120 ports per system offers significant value and a fast return on investment (ROI).

SCOPIA Elite is the industry's first standards based MCU to natively support advanced H.264 SVC technology. RADVISION's SVC technology provides a high quality experience over unmanaged networks such as the public Internet, particularly benefiting desktop video conferencing users on the road or teleworkers from their home offices. This approach provides the benefits of high error resiliency while maintaining full interoperability and high quality with conferencing systems not currently using SVC. Distributed networks of H.264 SVC interconnected SCOPIA Elite MCUs will also benefit from significantly better connections between MCUs, even if the network paths are prone to errors.

SCOPIA Elite was designed with feedback from users of many different brands and types of endpoints in order to improve usability and simplicity. Unique on-screen overlays, compatible with any conferencing endpoint, display a variety of information including video layout controls, recording and encrypted conference indications, and participant joining and leaving notifications. Video layouts are also customizable per participant, allowing each user to have a personal "view" of the meeting.

SCOPIA Elite's Advanced Telecommunications Computing Architecture (ATCA) delivers investment protection through a future-proof platform. Utilizing ATCA architecture delivers high reliability, availability and serviceability while incorporating the latest technology for high speed processing and interconnections. The ATCA implementation is designed for the stringent requirements of service providers and demanding enterprises.


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"With the SCOPIA Elite, we sought out to build a system with the best combination of capabilities for real world deployments with 1080p, flexible capacity and H.264 SVC for lossy networks," said Roberto Giamagli, General Manager, Networking Business Unit for RADVISION. "This award is a testament to SCOPIA Elite's winning combination."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

About Telepresence and Videoconferencing Insight Newsletter

Telepresence and Videoconferencing Insight is a well established newsletter for the user of Telepresence, videoconferencing and video-enabled Unified Communication systems. It is published online on Wednesday of each week at www.vcinsight.com and www.tpandvc-insight.com. It is read by thousands of readers worldwide. Publication began in 1996.

The Newsletter content comprises: User application case studies of Telepresence and HD Videoconferencing, CEO interviews, Equipment News, News from the Channel and Systems Integrators, News from Conferencing Service Providers, etc. It is accessible free of charge thanks to generous support from sponsoring companies listed on the website.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate Contact:
Adi Sfadia, Chief Financial Officer, +1 201-689-6340 cfo@radvision.com or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net